Exhibit 16.1

May 2, 2022

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Commissioners:

On May 2, 2022, we were informed of our dismissal as the independent registered public accounting firm for VirTra, Inc. (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Change in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K, and are in agreement with the disclosures in the referenced Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Very truly yours,

/s/ Eide Bailly LLP

Eide Bailly LLP